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January 24, 2017

Lulu Cheng, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rialto Commercial Mortgage Securities, LLC Amendment No. 1 to Registration Statement on Form SF-3 Filed November 29, 2016 File No. 333-213805

Dear Ms.  Cheng:

We are counsel to Rialto Commercial Mortgage Securities, LLC (the “Registrant”). We have reviewed your letter dated December 12, 2016 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s pre-effective amendment to the registration statement registration statement (File No. 333-213805) on Form SF-3 as filed on November 29, 2016. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our second pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses. References to page numbers in the Amendment No. 2 are to the marked version.

Frank Polverino   Tel +1 212 504 6820  Fax +1 212 504 6666    frank.polverino@cwt.com

Lulu Cheng, Esq.
January 24, 2017

Form of Prospectus

Risk Factors—Risks Relating to the Mortgage Loans—The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us . . ., page 91

1.	We note your response to prior comment 14 and reissue. Although we understand that Rule 193 reviews will be conducted by the sponsor(s) and that the depositor will rely on representations and warranties, the statement that “[i]f we had re-underwritten the mortgage loans, it is possible that the re-underwriting process may have revealed problems with a mortgage loan not covered by a representation or warranty or may have revealed inaccuracies in the representations and warranties” suggests that the disclosure provided elsewhere in the prospectus may not be accurate. Note that the review required by Rule 193 requires that the review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects. To minimize confusion, please revise your risk factor to state whether it was the sponsor’s finding and conclusion that the disclosure regarding the pool assets is accurate in all material respects, or delete the risk factor.

The Registrant has modified the risk factor under the heading “Risk Factors—Risks Relating to the Mortgage Loans— The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator’s Underwriting Criteria” in response to the Staff’s comment.

Pooling and Servicing Agreement—The Asset Representations Reviewer—Asset Review—Asset Review Trigger, page 349

2.	Please update your cross-reference to the disclosure regarding the omission of static pool data in light of your revisions in response to prior comment 15.

The Registrant has updated the cross-reference in response to the Staff’s comment.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

cc:  Andrew Snow (w/o enclosures)